NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the year ended December 31, 2005, and the unaudited financial statements for the three months ended March 31, 2006.

This MD&A is prepared as of May 1, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Copper-Gold-Molybdenum Project. The Pebble property is located in Alaska 19 miles (27 kilometers) from the village of Iliamna, and approximately 235 miles (380 kilometers) southwest of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble Property and hosts several copper, gold and molybdenum deposits. The Pebble West Deposit (previously known as the Pebble Deposit) was discovered and partially outlined through drilling from 1987-1997 by a previous operator. Northern Dynasty acquired the right to earn an interest in the Pebble Property in late 2001 and, since that time, has located three porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

The Pebble Project made the transition from exploration to the mine planning stage in 2004. Since that time, the Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies. Until 2005, these studies had been focused on a development plan based on the Pebble West Deposit, a 4.1 billion tonne near-surface, open pit type deposit; however, the discovery of the new Pebble East porphyry copper-gold-molybdenum deposit, adjacent and to the east of the Pebble West Deposit, in late 2005 has necessitated the development of a new plan and timelines for the Project.

A preliminary resource estimate in February 2006 showed that Pebble East Deposit is a 1.8 billion tonne resource that is open to further expansion. The Pebble East Deposit is also deeper, higher grade and potentially amenable to underground bulk mining methods. Pebble East adds the opportunity for an additional mining scenario to the overall Project. At least 100,000 feet of drilling and a variety of engineering studies specifically focused on Pebble East will be carried out in 2006. Additional engineering, environmental and socio-economic studies will also be done to support an Integrated Development Plan

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

("IDP") for the Project involving both the Pebble East and Pebble West Deposits and to provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation.

Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 (the "Assignment Agreement") between the Company and Hunter Dickinson Group Inc. ("HDGI"), a related party to the Company, the Company was assigned an 80% interest in two options, and granted a call right to acquire the residual 20% interest in the options, which options had been granted by Teck Cominco American Incorporated ("Teck Cominco") to HDGI under a single agreement in respect of Teck Cominco’s "Pebble" copper-gold-molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the "Resource Lands Option") and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the "Exploration Lands Option") (together, the "Options"). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The consideration from the Company to HDGI pursuant to the Assignment Agreement consisted of the Company reimbursing HDGI’s costs of $584,655 in connection with the Options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and by agreeing to "carry" ( i.e. pay for) HDGI’s share of costs in connection with the expenditure requirements under the Options in respect of the residual 20% interest.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002, under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried contractual interest, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds, net of any excess or deficiency adjustments from resales of other blocks of shares which the Company managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus shares are to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds are less than US$9,938,600, the Company is required to pay 110% of the shortfall prior to May 22, 2007.

As at March 31, 2006, an aggregate of 1,749,414 of the 1,772,775 NDM Resource Lands shares had been sold for proceeds to Teck Cominco of US$9,933,886. Consequently, as at March 31, 2006, the Company was required to manage the resale of the remaining 23,661 NDM Resource Lands shares to guarantee to Teck Cominco remaining proceeds of US$4,714. Any of these 23,661 NDM Resource Lands shares remaining after the guaranteed resales proceeds of $4,714 have been paid to Teck Cominco will be returned to the Company’s treasury.

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by completing 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, and subject to the Company acquiring HDGI’s interest, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company (the "NDM Exploration Lands shares"), at the then-prevailing market price, as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, exercisable until August 24, 2005, to elect whether to require the Company to manage the resale of these NDM Exploration Lands shares in a manner whereby Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds of the NDM Exploration Lands shares. Teck Cominco’s resale proceeds are to be credited, with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall is to be made up by the Company in cash or through the issuance of additional shares.

As at March 31, 2006, an aggregate of 653,686 of the 977,795 NDM Exploration Lands shares had been sold for proceeds to Teck Cominco of US$3,994,028. Consequently, as at March 31, 2006, the Company was required to manage the resale of the remaining 324,109 NDM Exploration Lands shares to guarantee to Teck Cominco remaining proceeds of US$5,972. Any of the 324,109 NDM Exploration Lands shares remaining after the guaranteed resales proceeds of $5,972 have been paid to Teck Cominco will be returned to the Company’s treasury.

Upon payment in full by the Company of the guaranteed amount of the combined US$14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them, subject to acquisition of HDGI’s interest.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No bonuses, commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced that it had reached an agreement with HDGI to acquire the 20% carried contractual interests for a purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd; the valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction to acquire HDGI’s carried interests will be completed by way of an acquisition of the entire issued share capital of HDGI by the Company.

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

On completion of the acquisition of HDGI and the discharge of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Technical Programs

Drilling on the Pebble West Deposit from 1987 through 2004 culminated in an updated estimate of the mineral resources by Roscoe Postle and Associates Inc.1 in March 2005. At a 0.30% copper-equivalent cutoff, the mineral resources include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28 percent copper, 0.32 grams of gold per tonne, and 0.015 percent molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum

  Inferred Resource of 1.1 billion tonnes grading 0.24 percent copper, 0.30 grams of gold per tonne and 0.014 percent molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

Drilling on the eastern flank of Pebble West led to the discovery of the Pebble East Deposit. In January 2006, the Company announced the results of an initial estimate audited by Roscoe Postle Associates Inc.2, which at a 0.60% copper equivalent cut-off3 are:

  Inferred mineral resources of 1.8 billion tonnes grading 0.60 percent copper and 0.37 grams of gold per tonne and 0.038 percent molybdenum, containing 24.2 billion pounds of copper, 22.1 million ounces of gold and 1.5 billion pounds of molybdenum.

[1] The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.

[2] The resource estimate was prepared by the technical staff of Northern Dynasty and audited by consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person.

[3] Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Integrated Development Plan

The engineering team has been charged with creating an Integrated Development Plan for the Pebble Project that encompasses optimum development of the Pebble West and Pebble East mineral resources. This work involves continuing with open pit mining studies on the Pebble West Deposit as well as assessing potential underground mining scenarios for Pebble East Deposit.

Work on the Pebble West Deposit is further advanced and is currently focused on studies to optimize the open pit style mining plans. During the first quarter of 2006, a hybrid option for the open pit mine plan for Pebble West was assessed that involves locating a crusher at the rim of the pit during the initial years of mining, and then moving the crusher into the pit later in the mine life. The studies demonstrate that this option has better economics than previous assessed alternatives.

The study team also completed additional metallurgical testwork on Pebble West mineralization, designed to assess flowsheet alternatives to optimize operating costs and recoveries. A number of alternatives and potential enhancements were investigated, with promising results.

The 2006 site program began in mid April. The program is focused on expansion of the Pebble East Deposit, with Phase One of the core drilling program consisting of 100,000 feet (30,500 m).

Engineering studies have been initiated on Pebble East. Geotechnical consultants were engaged to start compiling data for the deposit, and in particular, to determine the amenability of Pebble East to block cave mining.

Preliminary metallurgical testwork was conducted on a core hole from the Pebble East Deposit. This work confirmed that Pebble East will respond in a similar manner as Pebble West to the various flowsheet alternatives. Additional samples will be collected during the 2006 drill program for the Pebble East metallurgical testwork program.

Infrastructure

Infrastructure studies for the project are well advanced but will be reviewed once the assessment of the Pebble East Deposit has progressed to the point where final plans can be made. In the interim, however, Homer Electric Association is continuing to assess alternative fuel sources for the proposed power plant.

Environmental, Cultural and Socio-Economic Studies

Planning for the 2006 environmental, cultural and socioeconomic programs was completed, detailing the scope for data collection and stakeholder communications. In addition, all consultants are now in the process of writing their chapters of the Draft Environmental Baseline Document, including analysis of all data collected to date. Additional baseline data collection will continue in conjunction with additional engineering studies on the project.

Northern Dynasty is continuing with its communication work with the stakeholders in Alaska. Meetings covering the entire range of stakeholders, from the citizens of the local villages to representatives of Alaska’s Legislature and others who seek information about the Pebble Project. Two important meetings with Regional and Community Leaders were conducted during the first quarter of 2006, providing Northern Dynasty with valuable insights on issues that concern them and their desire to consider the economic

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

opportunities and regional stability that could be provided by the Pebble Project. Northern Dynasty is committed to ongoing stakeholder relations to provide a greater understanding of the project concepts.

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% NPI in the Little Bald Mountain property in Nevada, USA.

Market Trends

Commodity prices continue to strengthen. Copper prices, on an upward trend since 2003, have rapidly increased in 2006. The average price over the first four months of the year is US$2.35/lb, compared to the average price of US$1.59/lb in 2005.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb, and although prices decreased in December 2005, they have stabilized over the past four months, averaging US$24/lb.

Gold prices have been increasing over the past two years, averaging US$410/oz in 2004 to US$445/oz in 2005. Gold’s upward trend has accelerated in 2006; the gold price has averaged US$568/oz to the end of April.

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2005	2004	2003
Current assets	$14,177,877	$13,254,219	$3,670,609
Mineral properties	16,706,930	11,788,621	–
Other assets	411,205	398,101	12,037
Total assets	31,296,012	25,440,941	3,682,646

Current liabilities	3,161,012	3,025,155	429,722
Shareholders’ equity	28,135,000	22,415,786	3,252,924
Total liabilities and shareholders’ equity	31,296,012	25,440,941	3,682,646

Working capital	11,016,865	10,229,064	3,240,887

Expenses
Amortization	93,179	45,994	3,832
Conference and travel	700,718	351,201	80,019
Exploration	43,066,417	32,594,900	5,501,729
Legal, accounting and audit	312,507	143,916	29,977
Office and administration	2,361,520	1,382,986	521,557
Shareholder communication	367,134	471,032	578,476
Trust and filing	192,662	85,438	39,125
Foreign exchange loss (gain)	(281,639)	251,135	(62,206)
Gain on disposal of equipment	–	–	(3,403)
Interest expense (income)	(584,562)	(357,926)	(64,709)
Write down of marketable securities	–	351,094	–
Stock-based compensation – exploration	1,787,506	3,111,302	426,178
Stock-based compensation – administration	2,302,389	3,267,575	1,248,886
Loss for the period	$50,317,831	$41,698,647	$8,299,461

Basic and diluted loss per share	$(0.90)	$(1.04)	$(0.35)

Weighted average number of common shares outstanding	55,845,791	39,926,335	23,386,208

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30
	2006	2005	2005	2005	2005	2004	2004	2004
Current assets	$11,885	$14,178	$18,646	$28,265	$39,262	$13,254	$20,535	$24,741
Mineral properties	16,707	16,707	16,707	16,707	16,707	11,789	–	–
Other assets	394	411	431	450	405	398	264	147
Total assets	28,986	31,296	35,784	45,422	56,374	25,441	20,799	24,888

Current liabilities	2,987	3,161	4,718	4,812	3,892	3,025	7,087	2,303
Shareholders’ equity	25,999	28,135	31,066	40,610	52,482	22,416	13,712	22,585
Total liabilities and
shareholders’ equity	28,986	31,296	35,784	45,422	56,374	25,441	20,799	24,888

Working capital	8,898	11,017	13,928	23,453	35,370	10,229	13,448	22,438

Expenses
Amortization	18	24	24	25	19	26	12	6
Conference and travel	178	210	147	261	83	78	139	102
Exploration	6,877	10,483	15,335	11,666	5,582	6,315	17,809	7,163
Legal, accounting and audit	163	128	62	74	50	102	32	7
Office and administration	749	469	695	705	493	415	610	222
Shareholder communication	83	77	116	85	89	81	122	76
Trust and filing	107	59	38	29	67	42	5	26
Subtotal	8,175	11,450	16,417	12,845	6,383	7,059	18,729	7,601
Fair value adjustment on price
protection	–	(634)	634	–	–	–	–	–
Foreign exchange loss (gain)	(65)	(55)	(199)	(47)	20	45	103	94
Interest expense (income)	(133)	(113)	(152)	(201)	(118)	(78)	(102)	(110)
(Gain) on sale of marketable
securities	(194)	–	–	–	–	–	–	–
Write down of marketable
securities	–	–	–	–	–	–	–	351
Subtotal	7,783	10,648	16,700	12,597	6,285	7,026	18,730	7,936
Stock-based compensation	1,103	442	1,497	759	1,391	2,344	1,555	44
Loss for the period	8,886	11,090	18,197	13,356	7,676	9,370	20,285	7,980

Basic and diluted loss per
share	$(0.15)	$(0.18)	$(0.32)	$(0.24)	$(0.16)	$(0.23)	$(0.46)	$(0.22)

Weighted average number of
common shares outstanding
YTD (thousands)	60,804	59,309	57,189	56,670	49,351	46,296	44,417	36,918

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the three months ended March 31, 2006 increased to $8,885,801, compared to a loss of $7,675,536 in the previous fiscal year. The increase is due to an increase in exploration activities.

Expenses excluding stock-based compensation, write-down of marketable securities, foreign exchange, and interest, increased to $8,174,627 from $6,383,387 in the same period in the previous year.

Exploration costs for the three months ending March 31, 2006, increased to $6,877,060 from $5,582,068 in the same period in the previous year. The main exploration expenditures were for environmental (2006 –$2,670,257; 2005 – $3,004,656), and planning, testing and engineering (2006 – $2,363,905; 2005 –$1,303,372) for work on the feasibility study.

Office and administration costs for the three months ending March 31, 2006, increased to $748,506 from $492,580 in the same period in the previous year as additional administrative activities were required to support work at the Pebble site. Legal, accounting and audit increased from $49,576, spent in the first quarter of 2005 to $163,259 spent in the first quarter of 2006.

Stock-based compensation of $1,102,547 was charged to operations during the first quarter of 2006, compared to $1,390,719 in first quarter of 2005, due to a decrease in the number of stock options granted during the quarter ended March 31, 2006 compared to the corresponding quarter in 2005.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2006, the Company had working capital of approximately $8.9 million.

The Company will need to raise additional funds in order to execute and complete its 2006 work programs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7	Capital Resources

At March 31, 2006, Northern Dynasty had working capital of approximately $8.9 million, as compared to $11 million at December 31, 2005, and has no long-term debt. Northern Dynasty had 61,122,136 common shares

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

issued and outstanding at March 31, 2006, with a commitment to issue a further 14,002,268 common shares in respect of the Company’s acquisition of the remaining 20% interest in the Pebble property held by HDGI.

The Company had no commitments for material capital expenditures as of March 31, 2006.

During the period November 2004 to March 2005, the Company exercised its options for an 80% interest in the Pebble property, subject to fulfillment of certain conditions (see Item 1.2 of this MD&A). Northern Dynasty is currently finalizing its March 2005 agreement with HDGI to complete the acquisition of the balance of the interests in the Pebble property (see Item 1.2 of this MD&A).

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $764,403 for the three months ended March 31, 2006 as compared to $484,660 for the three months ended March 31, 2005. The variance between the current year and the 2005 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI, a related party to the Company, in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska and the Company is nearing completion of the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI (see Item 1.2 of this MD&A and the accompanying financial statements).

During the three months ended March 31, 2006, the Company paid

$51,713 (2005 – $48,750) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

$1,950 (2005 – $nil) to a private company controlled by Morris Beattie, a director, for engineering services.

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, included in the AIF and on file at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of May 1, 2006, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				61,784,164

Share purchase options	November 30, 2006	$ 4.65	100,000
	November 30, 2006	$ 5.00	1,190,900
	September 28, 2007	$ 5.40	150,000
	November 30, 2007	$ 4.50	160,034
	November 30, 2007	$ 5.31	617,066
	December 14, 2007	$ 5.37	15,000	2,233,000

Warrants	September 18, 2006	$ 5.00	6,024,953	6,024,953

On March 15, 2005, the Company announced it had reached an agreement to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares. These 14,002,268 shares are not reflected in the above-noted figures (see note 6(a) of the audited consolidated December 31, 2005 financial statements).

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.